Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(In thousands, except ratios)
Ratio of Earnings to Fixed Charges:
Earnings:

Consolidated Net Income	$7,555	$9,444	$23,519	$22,519	$15,298	$8,732	$27,833

Add back:

Income Taxes	4,590	7,758	12,594	15,477	9,969	(9,098)	1,067

Fixed Charges less Capitalized Interest of $0	3,618	6,627	12,374	19,848	21,181	12,196	904

Earnings	$15,763	$23,829	$48,487	$57,844	$46,448	$11,830	$29,804

Fixed Charges:

Interest Expense	$2,501	$5,557	$10,209	$17,397	$17,050	$10,717	$74

Amortization of Debt Issuance Costs	481	397	793	1,096	3,048	580	—

Estimate of Interest within Rent Expense (a)	636	673	1,372	1,355	1,083	899	830

Total Fixed Charges	$3,618	$6,627	$12,374	$19,848	$21,181	$12,196	$904

Ratio of Earnings to Fixed Charges	4.36	3.60	3.92	2.91	2.19	0.97	32.97

(a)	Represents an estimated interest factor of approximately 17% to 19%.